

Mail Stop 7010

March 27, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Lawrence W. Sinnott
Executive Vice President and Chief Financial Officer
Versar, Inc.
6850 Versar Center
Springfield, Virginia 22151

> RE: Form 10-K for the fiscal year ended June 30, 2006
> Form 10-Q for the period ended December 29, 2006
> File No. 1-9309

Dear Mr. Sinnott:

We have reviewed your response letter dated March 21, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Consolidated Statements of Operations, page F-3

2. We note your response to prior comment 6. We remind you that Item 10(e)(1)(ii)(C)
    of Regulation S-K states that you should not present non-GAAP financial measures
    on the face of your financial statements or in the accompanying notes. In light of this,
    please do not present the line item gross revenue, net of subcontractor costs on your
    statements of operations. Naturally, disclosure of the non-GAAP measure in your
    MD&A is permitted.

Notes to Financial Statements

Note B. Business Segments, page F-11

3. We note your response to prior comment 8. Please provide us with all of the financial
    information provided to your CODM for each of the last three years. Please also tell
    us whether discrete financial information is prepared at a lower level than your
    current reportable segments and explain to us who utilizes this information and for
    what purpose. Please also provide us with the financial information you provide to
    your Board of Directors.

Note I. Commitments and Contingencies, page F-20

4. We note your response to prior comment 9. Please disclose how you account for
    fixed rent escalations, lease concessions, and other tenant allowances in a similar
    manner as to how you discussed in your supplemental response.

Legal Proceedings, page F-20

5. We note your response to prior comment 10. Your response indicates that you chose
    to accrue amounts related to your legal proceedings, without meeting the two
    conditions of paragraph 8 of SFAS 5. We remind you that paragraph 14 of SFAS 5
    states that general or unspecified business risks do not meet the conditions for accrual
    in paragraph 8, and no accrual for loss shall be made. It is unclear how you
    determined it was appropriate to accrue for a loss contingency for which you did not
    meet the conditions of paragraph 8 of SFAS 5. Please tell us the amount accrued
    related to these contingencies at June 30, 2006 as well as the settlement amount of the
    Trustees' lawsuit. Please also tell us if there are any additional amounts accrued at
    June 30, 2006 and December 29, 2006 for loss contingencies for which you did not
    meet the requirements of paragraph 8 of SFAS 5. If after further consideration you
    determine that the accrual did meet the conditions of paragraph 8 of SFAS 5, please
    provide the disclosures required by paragraph 9 and 10 of SFAS 5.

<u>FORM 10-Q FOR THE PERIOD ENDED DECEMBER 29, 2006</u>

<u>General</u>

6. Please address the above comments in your interim filings as well.

* * * *

    Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

    If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

    Sincerely,

    Rufus Decker
Accounting Branch Chief